Exhibit 12.1(a)

HORACE MANN EDUCATORS CORPORATION

EXHIBIT 12.1(A) - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Nine Months Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	Actual	Actual	Actual	Actual	Actual	Actual	Actual
Fixed Charges:
Interest Expense	$10.2	$10.6	$14.1	$13.1	$8.9	$6.8	$6.3
Interest credited to policyholders on interest-sensitive contracts	97.9	95.0	127.2	122.5	115.9	108.7	103.0

Total fixed charges	$108.1	$105.6	$141.3	$135.6	$124.8	$115.5	$109.3

Earnings:
Income (loss) before income taxes	$(13.4)	$91.9	$117.1	$140.3	$94.0	$69.7	$19.2
Add: Interest expense	10.2	10.6	14.1	13.1	8.9	6.8	6.3

Subtotal – earnings (loss) before interest expense	(3.2)	102.5	131.2	153.4	102.9	76.5	25.5
Add: Interest credited to policyholders on interest-sensitive contracts	97.9	95.0	127.2	122.5	115.9	108.7	103.0

Earnings before fixed charges	$94.7	$197.5	$258.4	$275.9	$218.8	$185.2	$128.5

Ratio of earnings to fixed charges	0.9x	1.9x	1.8x	2.0x	1.8x	1.6x	1.2x

Supplemental information (A):
Ratio of earnings (loss) before interest expense to interest expense	0.0x	9.7x	9.3x	11.7x	11.6x	11.2x	4.0x

(A)	Fixed charges and earnings in this calculation do not include interest credited to policyholders on interest-sensitive contracts. This adjusted coverage ratio is not required, but is provided as supplemental information because it is commonly used by individuals who analyze the Company’s results.